SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From May 13, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 13, 2005

HUGO NORTH DEPOSIT EXTENDED AN ADDITIONAL 450 METRES
TO THE NORTHEAST

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Executive Vice-President, Exploration, Douglas Kirwin announced today that ongoing step-out drilling on the Hugo North Deposit has extended the high-grade copper mineralization an additional 450 metres to the northeast onto the Ivanhoe-Entrée Gold (TSX-V:ETG) joint-venture property in Mongolia’s South Gobi region.

The latest discovery is on joint-venture ground that is contiguous with, and directly north of, Ivanhoe’s 100%-owned Oyu Tolgoi Project. Hole EGD008, drilled on an azimuth of 270 degrees inclined at -75 degrees and collared approximately 450 metres northeast of, and parallel to, hole EGD006, has intersected approximately 120 metres of very strong chalcopyrite and bornite (copper sulphide) mineralization with minor visible gold associated with bornite, beginning at a down-hole depth of 1380 metres (true depth of approximately 1340 metres). The mineralization is hosted in quartz monzodiorite with intense quartz stock work and quartz flooding.

EDG008 is still drilling ahead in visibly very strong copper mineralization at a down-hole depth of 1500 metres (true depth of approximately 1460 metres below surface). The mineralization could project 400 metres to 500 metres up dip to the projected apex of the deposit relative to EGD006 and also is open down dip. Completion of the hole and assaying of the drill core is expected to take approximately one month.

Recently completed hole EGD006, collared five metres north of the Ivanhoe-Entrée Gold joint-venture boundary, intersected 216 metres grading 2.95% copper and 1.35 g/t gold (copper equivalent grade of 3.83%), starting at a depth of 1008 metres, including 110 metres grading 4.58% copper and 2.02 g/t gold (copper equivalent grade of 5.89%). Hole EGD006A, a navi-drill daughter hole from EGD006 to test the downward extension of the mineralization 80 metres down dip, has intersected approximately 200 metres of visibly very strong bornite-dominated, copper mineralization, starting at 1146 metres down hole, with a true depth of 1125 metres below surface. The hole also intersected 112 metres of moderate to strong chalcopyrite mineralization beginning at 1038 metres down hole, which continued to the start of the higher-grade and deeper, bornite-rich zone at 1146 metres. The hole is currently drilling at 1320 metres in very strong, bornite-rich mineralization.

The copper and gold mineralization intersected in holes EGD006, EGD006A and EGD008 was not used in the recent independent resource estimate for Oyu Tolgoi prepared by AMEC Americas (see Ivanhoe’s news release dated May 3, 2005), with the result that the resource block model for Hugo North extended only to the Ivanhoe-Entrée Gold joint-venture property boundary.

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EDG008 has visibly extended the strike length of the Hugo North copper-gold discovery to greater than 2.2 kilometres. Hugo North is part of the now 3.5-plus-kilometre-long Hugo Dummett Deposit, which in turn is part of the 6.5-kilometre-long chain of copper and gold deposits discovered to date by Ivanhoe at Oyu Tolgoi.

Holes EGD007 and EGD010 have been collared 600 metres and 1.2 kilometres, respectively, northeast of EGD008 to test for the potential strike extension of the deposit. The holes are targeted on the eastern flank of a geophysical induced-polarization anomaly that extends approximately three kilometres north-northeast from the current northern end of Hugo North and the joint-venture boundary. EGD007 and EGD010, currently at down-hole depths of 1009 metres and 1073 metres respectively, are drilling in volcanic and volcaniclastic rock units that typically overlie the Hugo Deposit. A third drill hole, EGD016, collared midway between and parallel to EGD006 and EGD008, is currently drilling at a down-hole depth of 960 metres and is expected to intersect the deposit between 1000 metres and 1050 metres down hole.

Ivanhoe has nine deep-hole-capacity rigs drilling on the Oyu Tolgoi Project and the Ivanhoe-Entrée Gold joint-venture property. Two are drilling deep delineation holes on the Hugo North Deposit 150 metres and 300 metres south of the joint-venture property boundary; a third is drilling a geotechnical hole near the location of the proposed Hugo North production shafts; and the remaining six rigs are drilling to test for the northeasterly extension of the Hugo North deposit on the joint-venture property.

Ivanhoe has the right to earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the Ivanhoe-Entrée Gold joint-venture property, and a 70% interest in all minerals extracted from surface to a depth of 560 metres, by spending US$35 million on exploration and/or development of the property over eight years. Ivanhoe owns 4.6 million Entrée common shares and 4.6 million common share purchase warrants at an exercise price of CDN$1.10 until November, 2006. Assuming the full exercise of the warrants, Ivanhoe will own approximately 17% of Entrée’s issued and outstanding shares.

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, a qualified person as defined by NI 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. prepares the split core at the site and assays all samples at its facility in Ulaanbaatar.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 130,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, geological or mechanical difficulties affecting the company’s planned drilling, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.

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